Exhibit 1

GENERAL SHAREHOLDERS’ MEETING

Portugal Telecom, SGPS, S.A.

To be held on January 12, 2015

Proposal of the Board of Directors

The Board of Directors, pursuant to article 373, no. 3 of the Portuguese Companies Code (Código das Sociedades Comerciais) and article 182, no. 3 of the Portuguese Securities Code (Código dos Valores Mobiliários) proposes that shareholders consider the sale of all of the share capital of PT Portugal, SGPS, S.A. to Altice and to deliberate on its approval on the terms proposed by Oi, S.A.

The Board of Directors

Lisbon, December 15, 2014.